UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934


Amendment No.:      *


Name of Issuer: Laidlaw International, Inc.


Title of Class of Securities: Common Stock


CUSIP Number: 50730R10-2


Date of Event Which Requires Filing of this Statement: 12/31/2005


Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.: 50730R10-2

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Janus Capital Management LLC
    EIN #75-3019302

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    a.   ___
    b.   ___

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

    5.   SOLE VOTING POWER
         -0-

    6.   SHARED VOTING POWER
         6,832,042**

    7.   SOLE DISPOSITIVE POWER
         -0-

    8.   SHARED DISPOSITIVE POWER
         6,832,042**

    9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
         6,832,042**

    10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES
         Not applicable

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    6.8%**

12. TYPE OF REPORTING PERSON
    IA, HC

**  See Item 4 of this filing


Item 1.

    (a). Name of Issuer: Laidlaw International, Inc. ("Laidlaw")

    (b). Address of Issuer's Principal Executive Offices:

         55 Shuman Boulevard, Suite 400
         Naperville, IL 60563

Item 2.

    (a).-(c). Name, Principal Business Address, and Citizenship of
Persons
              Filing:

         (1)  Janus Capital Management LLC ("Janus Capital")
              151 Detroit Street
              Denver, Colorado  80206
              Citizenship:  Delaware

    (d). Title of Class of Securities:  Common Stock

    (e). CUSIP Number:  50730R10-2

Item 3.

This statement is filed pursuant to Rule 13d-1 (b) or 13d-2(b) and the person filing, Janus Capital, is an investment adviser in accordance with
Section 240.13d-1(b)(ii)(E) as well as a parent holding company/control person in accordance with Section 240.13d-
1(b)(ii)(G).  See Item 4 for additional information.

Item 4.  Ownership

The information in items 1 and 5 through 11 on the cover page(s) on Schedule 13G is hereby incorporated by reference.

Janus Capital has an indirect 77.5% ownership stake in Enhanced Investment Technologies LLC ("INTECH") and an indirect 30% ownership stake in Perkins, Wolf, McDonnell and Company, LLC ("Perkins Wolf"). Due to the above ownership structure, holdings for Janus Capital, Perkins Wolf and INTECH are aggregated for purposes of this filing. Janus Capital, Perkins Wolf and INTECH are registered investment advisers, each furnishing investment advice to various investment companies registered under Section 8 of the Investment Company Act of 1940 and to individual and institutional clients (collectively referred to herein as "Managed Portfolios").

As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, Perkins Wolf may be deemed to be the beneficial owner of 6,504,562 shares or 6.5% of the shares outstanding of Laidlaw Common Stock held by such Managed Portfolios. However, Perkins Wolf does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights. These holdings may also be aggregated within 13g filings submitted by Mac-Per-Wolf Company, the majority owner of Perkins Wolf.

As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, INTECH may be deemed to be the beneficial owner of 327,480 shares or 0.3% of the shares outstanding of Laidlaw Common Stock held by such Managed Portfolios. However, INTECH does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights.

Item 5.  Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another
Person

The Managed Portfolios, set forth in Item 4 above, have the right to receive all dividends from, and the proceeds from the sale of, the securities held in their respective accounts.

The interest of any one such person does not exceed 5% of the class of securities.

These shares were acquired in the ordinary course of business, and not with the purpose of changing or influencing control of the Issuer.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
Company

Perkins Wolf is an indirect subsidiary of Janus Capital (Janus Capital has a indirect 30% ownership stake) and is a registered investment adviser furnishing investment advice to various investment companies registered under Section 8 of the Investment Company Act of 1940 and to individual and institutional clients.

INTECH is an indirect subsidiary of Janus Capital (Janus Capital has a indirect 77.5% ownership stake) and is a registered investment adviser furnishing investment advice to various investment companies registered under Section 8 of the Investment
Company Act of 1940 and to individual and institutional clients.

Item 8.  Identification and Classification of Members of the Group

Not applicable.

Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JANUS CAPITAL MANAGEMENT LLC

By  /s/  David R. Kowalski                           2/14/2006
  David R. Kowalski,                              Date
    Senior Vice President and CCO

PERKINS, WOLF, MCDONNELL AND COMPANY, LLC

By  /s/  David R. Kowalski                        2/14/2006
    David R. Kowalski                             Date
       Under Power of Attorney dated 01/26/06
       On file with Schedule 13G for
       Cooper Tire & Rubber Company 2/14/06

ENHANCED INVESTMENT TECHNOLOGIES LLC

By  /s/  David R. Kowalski                        2/14/2006
    David R. Kowalski                             Date
       Vice President